Filed Pursuant to Rule 433
Issuer Free Writing Prospectus dated September 22, 2008
Relating to Preliminary Prospectus dated September 11, 2008
Registration Statement No. 333-153449
     This free writing prospectus should be read together with the preliminary prospectus dated September 11, 2008 relating to the offering of American Depositary Shares representing ordinary shares of Osmetech plc (the “Preliminary Prospectus”), included in the Registration Statement on Form F-1 (File No. 333-153449) relating to these securities. The Registration Statement can be accessed through the following link: http://www.sec.gov/Archives/edgar/data/1369655/000095012308010939/y00098fv1.htm. The following press release supplements the information contained in the Preliminary Prospectus.
22 September 2008
Osmetech and QIAGEN sign development and supply agreement for QIAplex-based respiratory viral molecular test
Osmetech plc (‘Osmetech’, OMH.L), the international molecular diagnostics business, today announced that it has signed an agreement with QIAGEN (Nasdaq: QGEN; Frankfurt Prime Standard: QIA) pursuant to which Osmetech will adapt a QIAplex-based respiratory viral test for use on Osmetech’s recently launched eSensor XT-8 molecular diagnostics system.
Under the terms of the agreement, QIAGEN will supply proprietary QIAplex-based reagents for the multiplex amplification of the most common viruses associated with respiratory infections. In July 2008, QIAGEN launched its next generation, QIAplex-based ResPlex II respiratory panel for research use only. Osmetech intends to develop an in-vitro diagnostic test for use on its eSensor XT-8 molecular diagnostic instrument and to submit this test to the FDA for 510(k) clearance.
QIAplex is a proprietary assay technology in which dozens of molecular targets can be amplified in one PCR reaction. Compared to other molecular multiplex assays, QIAplex offers a very simple workflow and unmatched sensitivity and specificity. QIAplex assays can be detected using a broad range of commercially available detection platforms. QIAGEN’s ResPlex II respiratory panel is based on QIAplex technology and allows detection of up to 17 different viral molecular targets with high sensitivity and specificity. Viral pathogens detected will include influenza A/B, parainfluenza RSV A/B, and others.
James White, Chief Executive, Osmetech plc, said: “We are delighted that QIAGEN has partnered with Osmetech. This is an excellent opportunity to take an already commercially successful product into the mainstream diagnostics market, illustrating the attraction of our easy to use eSensor XT-8 instrument. This is another opportunity to broaden our test menu and establish the eSensor XT-8 as a leading molecular diagnostics platform.”
Dr. Ulrich Schriek, Vice President Business Development for QIAGEN, said: “Osmetech’s system offers highest standards in terms of ease of use and speed and is well suited for assays based on QIAplex technology. The combination of Osmetech’s eSensor XT-8 detection technology and QIAGEN’s ResPlex II assay technology would provide diagnostic labs and hospitals with a next-generation multiplex testing solution which can be used without extensive training. It significantly helps to improve the diagnoses and treatment of respiratory infections and thereby benefits patients worldwide.”

Osmetech plc	+44 (0)207 849 6027
James White, Chief Executive Officer	+1 626 463 2000
David Sandilands, Chief Financial Officer

Madano Partnership	+44 (0) 207 593 4000
Matthew Moth
Mark Way

Canacccord Adams Limited	+44 (0) 207 050 6500
Robert Finlay
L. Warren Pimm
A registration statement relating to these securities has been filed with the U.S. Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor will there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.
Cautionary Note Regarding Forward-Looking Statements
This press release contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, which include statements about development of a respiratory panel diagnostic test, expectations about our test menu and eSensor XT-8 and other statements containing expectations, beliefs and other similar expressions. These statements are not historical facts, but instead represent beliefs regarding future events. Readers are cautioned that these forward-looking statements are only predictions and may differ materially from actual results due to a variety of factors. Forward-looking statements involve inherent risks and uncertainties. Information regarding these risks and uncertainties is included in public documents for Osmetech filed with the U.S. Securities and Exchange Commission. Osmetech does not undertake any obligation to update any forward-looking statement, except as required under applicable law.
     About Osmetech plc
     (www.osmetech.com)
Osmetech plc is a public company listed on the AIM market of the London Stock Exchange. The company is a fast developing, international molecular diagnostics business with operations in Boston and Pasadena in the US, serving the high growth molecular diagnostic market targeting hospitals and reference laboratories. Osmetech has rights to a strong portfolio of over 200 issued and pending patents and has launched its first generation eSensor 4800 system, an electrochemistry-based array system, together with an FDA cleared in vitro diagnostic test for Cystic Fibrosis carrier detection. In July 2008, Osmetech received FDA clearance for its second generation eSensor XT-8 molecular diagnostics instrument and Warfarin Sensitivity Test.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by contacting Lazard Capital Markets LLC, Attn: Syndicate Department, 30 Rockefeller Plaza, New York, New York 10020 or by phone at 212-632-6717, and from Canaccord Adams, Attn: Syndicate Department, 99 High Street, 12th Floor, Boston, MA 02110 or by email at prospectus@canaccordadams.com.